SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     On February 3, 2009, Telvent GIT, S.A. issued a press release announcing that its subsidiary, Telvent Farradyne Inc., has signed an asset purchase agreement through which it will acquire certain of the assets of Northern Lakes Data Corp., including its TollPro back office software. The terms of the acquisition were not disclosed. While Telvent has determined that this acquisition is not material, it is voluntarily furnishing a copy of the press release as Exhibit 15.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: February 3, 2009	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
		Title:	Chief Executive Officer

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15	Telvent GIT, S.A.’s press release announcing the signing of an asset purchase agreement to acquire certain of the assets of Northern Lakes Data Corp.